Exhibit 99.1

Weibo to Hold Annual General Meeting on May 20, 2025

BEIJING, April 11, 2025 -- Weibo Corporation (the “Weibo” or “Company”) (Nasdaq: WB and HKEX: 9898), China’s leading social media platform, today published a notice to announce that it will hold an annual general meeting (the “AGM”) of shareholders (the “Notice of AGM”) at 5809-5810, Two International Finance Centre, 8th Finance Street, Central, Hong Kong on Tuesday, May 20, 2025 at 2:00 p.m. (Hong Kong time), for the purposes of considering and, if thought fit, passing the proposed resolutions set forth in the Notice of AGM. The Notice of AGM and proxy card for the AGM are available on the Company’s website at ir.weibo.com. The board of directors of Weibo fully supports the proposed resolutions listed in the Notice of AGM and recommends that shareholders and holders of ADSs vote in favor of the resolutions set out in the Notice of AGM.

Holders of record of Class A ordinary shares of the Company (the “Class A Ordinary Shares”) and Class B ordinary shares of the Company at the close of business on April 30, 2025, Hong Kong time, are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on April 30, 2025, New York time, who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Weibo’s Form 20-F can be accessed on the Company’s website at ir.weibo.com, as well as on the SEC’s website at http://www.sec.gov.

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contacts
Investors Relations
Weibo Corporation
Tel: +86-10-5898-3336
Email: ir@staff.weibo.com

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